SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 5)

                   Under the Securities Exchange Act of 1934

                              DISCOVERY ZONE, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  25468B 10 7
                                 (CUSIP Number)

                            Philippe P. Dauman, Esq.
                                  Viacom Inc.
                                 1515 Broadway
                               New York, NY 10036
                           Telephone: (212) 258-6139
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                    Copy to:

                             Stephen R. Volk, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                           Telephone: (212) 848-4000

                               November 16, 1994
            (Date of Event which Requires Filing of this Statement)

                    ========================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.
Check the following box if a fee is being paid with this statement |_|.

CUSIP No. 25468B 10 7
(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      BLOCKBUSTER DISCOVERY INVESTMENT, INC.
      -------------------------------------------------------------------------
      I.R.S. Identification No. 65-0403677
      -------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|   (a)----------------------------------------------------------------------

|_|   (b)----------------------------------------------------------------------

(3)      SEC Use Only----------------------------------------------------------
         ----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)-----------------------------------
         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).----------------------------------------------------------

(6)      Citizenship or Place of Organization      Delaware
                                              ---------------------------------
Number of    (7) Sole Voting Power---------------------------------------------
Shares           --------------------------------------------------------------
Beneficially (8) Shared Voting Power          26,651,644
                                    -------------------------------------------
Owned by         --------------------------------------------------------------

Each         (9) Sole Dispositive Power----------------------------------------
Reporting        --------------------------------------------------------------
Person      (10) Shared Dispositive Power        26,651,644
                                         --------------------------------------
With
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 26,651,664
                                                                  -------------
     --------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)-------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)------------------------
              49.9%
     --------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO
                                                -------------------------------
     --------------------------------------------------------------------------

CUSIP No. 25468B 10 7
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                 BLOCKBUSTER AMUSEMENT HOLDING CORPORATION
         ----------------------------------------------------------------------
         I.R.S. Identification No. 65-0403679
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)-------------------------------------------------------------------

|_|      (b)-------------------------------------------------------------------


(3)      SEC Use Only----------------------------------------------------------
         ----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)-----------------------------------
         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).---------------------------------------------------------


(6)      Citizenship or Place of Organization      Delaware
                                             ----------------------------------
         ----------------------------------------------------------------------

 Number of    (7)  Sole Voting Power-------------------------------------------
  Shares       ----------------------------------------------------------------
Beneficially  (8)  Shared Voting Power       26,651,644
 Owned by                             -----------------------------------------
               ----------------------------------------------------------------
    Each      (9)  Sole Dispositive Power--------------------------------------
Reporting      ----------------------------------------------------------------
  Person      (10)  Shared Dispositive Power      26,651,644
    With                                    -----------------------------------
               ----------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person----------
              26,651,644
         ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)---------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
                                                      -------------------------
              49.9%
         ----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   CO
                                                    ---------------------------
         ----------------------------------------------------------------------

CUSIP No. 25468B 10 7
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
              VIACOM INC.
         ----------------------------------------------------------------------
         I.R.S. Identification No. 04-2949533
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)-------------------------------------------------------------------

|_|      (b)-------------------------------------------------------------------
          ---------------------------------------------------------------------


(3)      SEC Use Only----------------------------------------------------------
         ----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)-----------------------------------
         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).---------------------------------------------------------

(6)      Citizenship or Place of Organization      Delaware
                                             ----------------------------------
         ----------------------------------------------------------------------

 Number of    (7)  Sole Voting Power-------------------------------------------
  Shares      -----------------------------------------------------------------
Beneficially  (8)  Shared Voting Power       26,651,644
 Owned by                             -----------------------------------------
              -----------------------------------------------------------------
Each          (9)  Sole Dispositive Power--------------------------------------
              -----------------------------------------------------------------
Reporting
  Person      (10) Shared Dispositive Power       26,651,644
With                                       ------------------------------------
              -----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person---------- 26,651,644
         ----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)---------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)--------------------
              49.9%
         ----------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)   CO
                                                    ---------------------------
         ----------------------------------------------------------------------

CUSIP No. 25468B 10 7

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                SUMNER M. REDSTONE
         ----------------------------------------------------------------------
                S.S. No.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)-------------------------------------------------------------------
|_|      (b)-------------------------------------------------------------------
         ----------------------------------------------------------------------


(3)      SEC Use Only----------------------------------------------------------
         ----------------------------------------------------------------------


(4)      Sources of Funds (See Instructions)-----------------------------------
         ----------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).---------------------------------------------------------

(6)      Citizenship or Place of Organization   United States
                                             ----------------------------------
         ----------------------------------------------------------------------

 Number of      (7)  Sole Voting Power-----------------------------------------
  Shares        ---------------------------------------------------------------
Beneficially    (8)  Shared Voting Power         26,651,644
Owned by                                ---------------------------------------
                ---------------------------------------------------------------
  Each          (9)  Sole Dispositive Power------------------------------------
 Reporting      ---------------------------------------------------------------
 Person        (10)  Shared Dispositive Power       26,651,644
   With                                      ----------------------------------
                ---------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person----------
              26,651,644
         ----------------------------------------------------------------------

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)---------------------------------------------------------


(13)     Percent of Class Represented by Amount in Row (11)--------------------
              49.9%
         ----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)             IN
                                                    ---------------------------

     This Amendment No. 5 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 3, 1993, as amended by Sumner M. Redstone, Viacom Inc. ("Viacom") , Blockbuster Amusement Holding Corporation, and Blockbuster Discovery Investment, Inc. (the "Statement"). This Amendment No. 5 is filed with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Discovery Zone, Inc. (the "Issuer"), a Delaware corporation, with its principal offices located at 205 North Michigan Avenue, Chicago, Illinois 60601. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 2.       Identity and Background.
              ------------------------

     Item 2 is hereby amended and supplemented to reflect changes in the directors and executive officers of Viacom Inc. as set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

         (i) name;

        (ii) business address (or residence address where indicated); and

       (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     All of the directors and executive officers of Viacom are citizens of the United States.

     During the last five years, neither Viacom nor any person named in Schedule I attached hereto (including Mr. Redstone) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.       Purpose of the Transaction.
              ---------------------------

              Item 4 is hereby amended and supplemented as follows:

     On November 16, 1994, the Issuer increased the size of its Board of Directors (the "Issuer Board") by two directors by electing Steven R. Berrard and George D. Johnson, Jr., each of whom are directors of Viacom. There are currently 9 directors of the Issuer; 3 directors of the Issuer are directors of Viacom.

Item 7.       Material to Be Filed as Exhibits.
              ---------------------------------

99.1          Press release issued by Discovery Zone, Inc. on November 22, 1994.

                                                Schedule I

                                            Executive Officers

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Sumner M. Redstone*              Viacom Inc.                  Chairman of the Board       National Amusements, Inc.
                                 1515 Broadway                of Viacom; Chairman         200 Elm Street
                                 New York, NY  10036          of the Board and            Dedham, MA  02026
                                                              President, Chief
                                                              Executive Officer of
                                                              National Amusements, Inc.

Frank J. Biondi, Jr.*            Viacom International Inc.    President, Chief            Viacom International Inc.
                                 1515 Broadway                Executive Officer           1515 Broadway
                                 New York, NY  10036          of Viacom                   New York, NY  10036

Vaughn A. Clarke                 Viacom International Inc.    Sr. VP, Treasurer of        Viacom International Inc.
                                 1515 Broadway                Viacom                      1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Philippe P. Dauman*              Viacom International Inc.    Executive VP, General       Viacom International Inc.
                                 1515 Broadway                Counsel, Chief              1515 Broadway
                                 New York, NY  10036          Administrative Officer      New York, NY  10036
                                                              and Secretary of Viacom

Thomas E. Dooley                 Viacom International Inc.    Executive VP, Finance,      Viacom International Inc.
                                 1515 Broadway                Corporate Development and   1515 Broadway
                                 New York, NY  10036          Communications of Viacom    New York, NY  10036

Carl D. Folta                    Viacom International Inc.    Sr. VP, Corporate           Viacom International Inc.
                                 1515 Broadway                Relations of Viacom         1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Michael D. Fricklas              Viacom International Inc.    Sr. VP, Deputy General      Viacom International Inc.
                                 1515 Broadway                Counsel of Viacom           1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Rudolph L. Hertlein              Viacom International Inc.    Sr. VP of Viacom            Viacom International Inc.
                                 1515 Broadway                                            1515 Broadway
                                 New York, NY  10036                                      New York, NY  10036

Edward D. Horowitz               Viacom International Inc.    Sr. VP, Technology of       Viacom International Inc.
                                 1515 Broadway                Viacom;  Chairman, Chief    1515 Broadway
                                 New York, NY  10036          Executive Officer           New York, NY  10036
                                                              of New Media and
                                                              Interactive Television

Kevin C. Lavan                   Viacom International Inc.    Sr. VP, Controller and      Viacom International Inc.
                                 1515 Broadway                Chief Accounting Officer    1515 Broadway
                                 New York, NY  10036          of Viacom                   New York, NY  10036


- --------------------------
*  Also a Director

                                                                                          Name and Address
                                                                                          of Corporation or
                                 Business or                  Principal Occupation        Other Organization in
Name                             Residence Address            or Employment               Which Employed
- ----                             -----------------            --------------------        ------------------------
Henry Leingang                   Viacom International Inc.    Sr. VP, Chief Information   Viacom International
                                 1515 Broadway                Officer of Viacom           Inc.
                                 New York, NY  10036                                      1515 Broadway
                                                                                          New York, NY  10036

William A. Roskin                Viacom International Inc.    Sr. VP, Human Resources     Viacom International
                                 1515 Broadway                and Administration of       Inc.
                                 New York, NY  10036          Viacom                      1515 Broadway
                                                                                          New York, NY  10036

George S. Smith, Jr.             Viacom International Inc.    Sr. VP, Chief Financial     Viacom International
                                 1515 Broadway                Officer of Viacom           Inc.
                                 New York, NY  10036                                      1515 Broadway
                                                                                          New York, NY  10036

Mark M. Weinstein                Viacom International Inc.    Sr. VP, Government          Viacom International
                                 1515 Broadway                Affairs of Viacom           Inc.
                                 New York, NY  10036                                      1515 Broadway
                                                                                          New York, NY  10036
                                   DIRECTORS
                                   ---------

Steven R. Berrard                Blockbuster Entertainment    President and Chief         Blockbuster
                                  Group                       Executive Officer           Entertainment
                                 One Blockbuster Plaza        of the Blockbuster          Group
                                 Fort Lauderdale, FL          Entertainment Group         One Blockbuster Plaza
                                 33301                                                      Fort Lauderdale, FL
                                                                                          33301

William C. Ferguson              NYNEX Corporation            Chairman of the Board and   NYNEX Corporation
                                 335 Madison Avenue           Chief Executive Officer of  335 Madison Avenue
                                 New York, NY  10017          NYNEX                       New York, NY  10017

H. Wayne Huizenga                Blockbuster Entertainment    Vice Chairman of Viacom     Blockbuster
                                   Group                      Inc.; Chairman of the       Entertainment
                                 One Blockbuster Plaza        Board and Chief             Group
                                 Fort Lauderdale, FL          Executive Officer of        One Blockbuster Plaza
                                 33301                        Blockbuster Entertainment   Fort Lauderdale, FL
                                                              Group; Chairman of the      33301
                                                              Board of Huizenga
                                                              Holdings, Inc.; Chairman
                                                              of the Board of Spelling
                                                              Entertainment Group Inc.

George D. Johnson, Jr.           Blockbuster Entertainment    President -- Domestic       Blockbuster
                                         Group                Consumer Division           Entertainment
                                 One Blockbuster Plaza        of the Blockbuster          Group
                                 Fort Lauderdale, FL          Entertainment Group         One Blockbuster Plaza
                                 33301                                                    Fort Lauderdale, FL
                                                                                          33301

Ken Miller                       C.S. First Boston            Vice Chairman of C.S.       C.S. First Boston
                                 Park Avenue Plaza            First Boston                Park Avenue Plaza
                                 55 East 52nd Street                                      55 East 52nd Street
                                 New York, NY 10055                                       New York, NY 10055

Brent D. Redstone                31270 Eagle Crest Lane       Self-Employed
                                 Evergreen, CO  80439
                                 [Residence]

Shari Redstone                   National Amusements, Inc.    Executive Vice President    National Amusements,
                                 200 Elm Street               of National Amusements,     Inc.
                                 Dedham, MA  02026            Inc.                        200 Elm Street
                                                                                          Dedham, MA  02026

Frederic V. Salerno              NYNEX Corporation            Vice Chairman--Finance      NYNEX Corporation
                                 335 Madison Avenue           and Business                335 Madison Avenue
                                 New York, NY  10017          Development of NYNEX        New York, NY  10017

William Schwartz                 Yeshiva University           VP for Academic Affairs     Yeshiva University
                                 2495 Amsterdam Avenue        (chief academic officer)    2495 Amsterdam Avenue
                                 New York, NY  10033          of Yeshiva University       New York, NY  10033


Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


December 12, 1994                           BLOCKBUSTER DISCOVERY
                                            INVESTMENT, INC.


                                            By      /s/ Thomas W. Hawkins
                                              ---------------------------------
                                            Name: Thomas W. Hawkins
                                            Title:Executive Vice President,
                                                  General Counsel and Secretary

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


December 12, 1994                            BLOCKBUSTER AMUSEMENT
                                             HOLDING CORPORATION


                                             By  /s/ Thomas W. Hawkins
                                               --------------------------------
                                             Name: Thomas W. Hawkins
                                             Title:Executive Vice President,
                                                   General Counsel and Secretary

Signature
- ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


December 12, 1994                           VIACOM INC.


                                            By   /s/ Philippe P. Dauman
                                              --------------------------------
                                            Name:  Philippe P. Dauman
                                            Title: Executive Vice President,
                                                   General Counsel, Chief
                                                   Administrative Officer and
                                                   Secretary

Signature
- ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


December 12, 1994
                                                      *
                                            -----------------------------------
                                            Sumner M. Redstone, Individually

*By /s/ Philippe P. Dauman
   -----------------------------------
      Philippe P. Dauman
      Attorney-in-Fact under the
      Limited Power of Attorney filed
      as Exhibit 99.2 to the Statement,
      Amendment No. 4.

                                 Exhibit Index


Exhibit No.               Description                                 Page No.
- -----------               -----------                                 --------

     99.1          Press release issued by
                   Discovery Zone, Inc. on November 22, 1994.